Contact

www.linkedin.com/in/elizabeth-
fisher-369571b0 (LinkedIn)

Top Skills

Microsoft Office
Customer Service
Microsoft Word

Elizabeth Fisher

Founder | Chief Growth Officer
Brooklyn, New York, United States

Summary

What started years ago as giving out healthy muffin recipes on a
popular talk show on WOR in NY, turned into a career devoted
to bringing the best health promoting food to grocery stores. I am
a food entrepreneur with over 30k hours of retail experience. I
pioneered and helped scale some of today's most iconic food
brands, including Alvarado St Bakery, KeVita, Pirate's Booty,
LaraBar, SeaPoint Farms and Yves Veggie Cuisine.
My most recent venture is Lavva, the plant-based superfood brand I
created and the company I founded with the help of some wonderful
women and visionary investors.

Experience

Lavva
6 years 8 months

Founder / Chief Growth Officer
June 2022 - Present (1 year 6 months)

Founder, Director
March 2021 - Present (2 years 9 months)

Founder, Director, Chief Executive Officer
April 2017 - March 2021 (4 years)
Metro New York

• Created and led the development of this highly-differentiated clean label
health and wellness brand.
• Initiated and supported ongoing relationships with all key suppliers including
first to market pili nut growers, designers, transportation and distribution.
Innovated first ever no sugar added fruit prep for yogurt.
• Led highly-skilled senior management team of sales, marketing, finance,
human resources and operations to execute a national rollout of fresh plant
yogurts, milks and creamer in Whole Foods. Developed and optimized
merchandising tools to build the brand digitally and in-store.

• Utilized strong leadership skills to excite and unite a team and create a culture of shared values and trust.
• Developed pricing strategy for all channels and routes to market including dsd. Worked closely with marketing to maximize national brand potential and unique health benefits, complete with regenerative and ethical growing story, in the most competitive space in grocery.
• Developed the brand plan and innovation strategy. Supported finance in and around packaging, monthly p&l, budget including leading a greater than one year plan to construct self-manufacturing facility in Northern California. Passed all USDA inspections and purchased custom processing equipment.
• Worked with Executive Chairman for 3 years to lead quarterly Board of Directors meetings. Managed external council, acted on all legal matters, contract negotiations and discussions including capital raises. Closed Series A and Series B.

KeVita
VP Sales East
April 2015 - March 2017 (2 years)
Oxnard, CA

Oversee 8 person eastern sales team across multiple channels including foodservice and dsd. Managed and drove growth in multiple Whole Foods regions as well as key national accounts and club. Greatest accomplishments include transitioning from natural sections to mainline in multiple accounts including Ahold, Wakefern and Harris Teeter.

Education

Rutgers, Douglass
Libral Arts BA, Literature